Mail Stop 3561

November 11, 2006

Robert Panico
President and Chief Executive Officer
Gateway Energy Corporation
500 Dallas Street
Suite 2615
Houston, TX 77002

> **Re:** **Gateway Energy Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 0-06404**

Dear Mr. Panico:

     We have reviewed your response dated October 27, 2006 to our comment letter dated October 2, 2006 and have the following additional comment.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Operations, page F-4

1. We note your response to comment five in our letter dated October 2, 2006. The Madisonville Pipeline Facility, as previously owned, provided you the right to process, buy, sell and transport natural gas and was included in the onshore operations reporting segment. The sale may have eliminated the cash flows for processing, buying and selling natural gas, but it did not eliminate transportation cash flows nor did it eliminate cash flows for the onshore operations segment. Please tell us why your ownership interest in and use of the 10" pipeline does not represent a significant continuing involvement and prevent you from meeting both criteria in paragraph 42 of SFAS No. 144. Please address whether or not you earn transportation fees from the plant. Please tell us how the Madisonville Pipeline Facility, excluding the 10" pipeline, is considered to be a separate component rather than part of the larger cash flow generating group, onshore

operations. Specifically compare the cash flows generated by the Madisonville
Pipeline Facility and onshore segment, both before and after the sale, and tell us
how the cash flows for each have been eliminated from your ongoing operations.
A detailed analysis may substantiate your conclusion.

As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comment.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna
Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding
the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief